SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

	FOUR TIMES SQUARE	FIRM/AFFILIATE
	NEW YORK 10036-6522	OFFICES

	TEL: (212) 735-3000	BOSTON
DIRECT DIAL	FAX: (212) 735-2000	CHICAGO
212-735-2116	www.skadden.com	HOUSTON
DIRECT FAX		LOS ANGELES
917-777-2116		PALO ALTO
EMAIL ADDRESS		WASHINGTON, D.C.
Richard.Grossman@Skadden.com		WILMINGTON

BEIJING
BRUSSELS
	May 7, 2013	FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

VIA EDGAR TRANSMISSION
AND BY ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Definitive Additional Materials
Filed May 3, 2013
File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. (“Transocean” or the “Company”), in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 3, 2013 (the “Comment Letter”) relating to the above-referenced definitive additional materials (the “Additional Materials”). Set forth below are Transocean’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of Transocean.

Concurrently with this letter, Transocean is filing an amended version of the Additional Materials (the “Amended Additional Materials”). The Amended Additional Materials reflect revisions made to the Additional Materials in response to the comments of the Staff. Capitalized terms used but not defined herein have the meaning given to such terms in the Amended Additional Materials.

For your convenience, we are emailing to your attention copies of the Amended Additional Materials, including a copy marked to show the changes from the Additional Materials.

Definitive Additional Materials

General

1.                                      We note the following statements:

•                  “In our view, Mr. Icahn continues to disseminate information that relies upon superficial analysis, is misleading or, is simply false;” and

•                  “…we believe he has made misleading statements related to prior acquisitions, and put forth faulty valuation analysis and inaccurate calculations.”

Each time that you assert that statements are misleading, please revise to specify which statements are misleading and the basis for your belief. In this regard, please note that characterizing a statement as one’s opinion does not eliminate the need to provide a proper foundation for the statement and that the factual foundation for such an assertion must be reasonable.

Response:  In connection with the presentation included in the Additional Materials, the Company issued a press release alerting its shareholders of the release of such presentation. In order to provide its shareholders with information regarding the nature of the presentation, the Company believes that it should be able to summarize the detailed information contained in such presentation in the press release. With respect to the statements noted by Staff, slides 12-21 in the Additional Materials support the Company’s view that “Mr. Icahn continues to disseminate information that relies upon superficial analysis, is misleading or, is simply false” and slides 13-17 in the Additional Materials support the Company’s belief that the Icahn Group “has made misleading statements related to prior acquisitions, and put forth faulty valuation analysis and inaccurate calculations.” Given that the presentation clearly specifies which of the Icahn Group’s statements are misleading, as well as the basis for the Company’s belief that such statements are misleading, the Company does not believe that it should be required to revise its press release which, as noted above, is merely intended to alert its shareholders as to the nature of the presentation, which contains the support and factual foundation for the statements.

Handpicked Nominees Beholden to Icahn’s Misguided Agenda

2.                                      Regarding your points following the second bullet point, please revise to clarify the bases for your beliefs about the Icahn Group’s nominees and revise to clarify that the nominees’ plans could change subject to their fiduciary duty to security holders if elected.

Response:  The Company has modified the Additional Materials to clarify the bases for its beliefs about the Icahn Group’s nominees and that the nominees’ plans could change subject to their fiduciary duty to security holders if elected. Please refer to slide 23 of the Amended Additional Materials for revised language.

Icahn’s Nominees Bring No Value

3.                                      We note that you quote previous statements made by Mr. Icahn regarding Mr. Lipinski, which appear to impugn Mr. Lipinski’s character, integrity or personal reputation. Please revise to ensure that such third party statements comply with Rule 14a-9. Please disclose the factual foundation for such an assertion or delete the statement. Refer to Note (b) to Rule 14a-9.

Response:  The Company has modified the Additional Materials to provide shareholders with more context surrounding Mr. Icahn’s statements about Mr. Lipinski as well as to clarify that Mr. Icahn’s views regarding Mr. Lipinski may have changed since the time such statements were made. Please refer to slide 25 in the Amended Additional Materials for revised language.

Analysts Agree with Our Capital Allocation Strategy

4.                                      We note that the soliciting materials refer to the Icahn presentation and third party sources for the following statements about potential future market values:

•                  “a share price range of ~$62-70;” and

•                  “[$90 share price].”

Please revise and refile to ensure that all such third party materials comply with Rule 14a-9. Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833.

Response:  The Company notes that the statements referred to by the Staff are not predictions as to specific future market values as used by the Company in the Additional Materials. Rather, such statements are included in the Additional Materials to demonstrate that the Icahn Group utilized reports published prior to the Company’s dividend proposal or that the Icahn Group “cherry-picked” select quotes in such reports. As such, the Company should be free to include such statements so that it can clearly refute Icahn’s characterizations of such reports. The Company notes for the Staff that in Release No. 34-31326; Release No. IC-19031 (Oct. 16, 1992) the Commission stated that it “…believes that the most cost-effective means to address hyperbole and other claims and opinions viewed as objectionable is not government screening of the contentions or resort to the courts. Rather, the parties should be free to reply to the statements in a timely and cost-effective manner, challenging the basis for the claims and countering with their own views on the subject matter through the dissemination of additional soliciting material.” Consistent with the Commission’s position, the Company believes that it is free, and indeed may have an obligation, to reply to the Icahn Group’s statements noted by the Staff. In addition, the Company acknowledges the Staff’s comment and intends that any future implied or express valuations put forth by the Company would be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

***

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-2116, or Stephen F. Arcano at (212) 735-3542 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Richard J. Grossman
Richard J. Grossman

Enclosure

cc:	Allen Katz, Esq.
Jill Greene, Esq.
Stephen F. Arcano, Esq.
Neil P. Stronski, Esq.